FOR IMMEDIATE RELEASE:

Afya Limited Announces Entering into of Purchase Agreement for the Acquisition of

UNIFIPMoc and Fip Guanambi

October 22, 2020 – Afya Limited, or Afya (Nasdaq: AFYA) today announced it entered into a purchase agreement for the acquisition, through its wholly-owned subsidiary Afya Participações S.A., of 100% of the total share capital of Sociedade Padrão de Educação Superior Ltda (“UNIFIPMoc and Fip Guanambi”).

The aggregate purchase price is R$360.0 million, adjusted by the Net Debt at the closing date, of which 100% is payable in cash on the transaction closing date.

UNIFIPMoc and Fip Guanambi are a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the states of Minas Gerais and Bahia. The expected Net Revenue for 2020 is R$ 109 million of which 63% comes from the medicine course. The 2024 projected Net Revenue for UNIFIPMoc and Fip Guanambi is R$ 121 million at full maturity, with medical courses representing 73% of this amount, an expected EV/EBITDA of 5.1x at maturity and post synergies.

The acquisition will contribute 160 medical school seats to Afya, increasing Afya’s total medical school seats to 2,303. There are 40 additional seats still pending approval which, if approved by the Ministry of Education, will result in a potential additional payment of up to R$50 million.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact: Investor Relations: ir@afya.com.br